Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Q2 Revenues Up 14% to $17.9M;
Operating Profit Up 17% to $4.3M

KFAR SAVA, Israel, July 22, 2014 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today reported its financial results for the second quarter and first half ended June 30, 2014.

Financial Results

Q2 2014: Revenues for the second quarter increased by 14% to $17.9 million from $15.7 million in the second quarter of 2013.

On a GAAP basis, operating income for the quarter increased by 12% to $3.9 million compared with $3.5 million in the second quarter of 2013. Net income for the quarter totalled $3.3 million, or $0.45 per diluted share ($0.46 per basic share), compared with $3.3 million, or $0.45 per diluted share ($0.46 per basic share), in the second quarter of 2013.

On a non-GAAP basis (as described and reconciled below), operating income for the quarter increased by 17% to $4.3 million compared with $3.6 million in the second quarter of 2013. Net income increased by 7% to $3.7 million, or $0.50 per diluted share ($0.51 per basic share), compared with $3.5 million, or $0.48 per diluted share ($0.49 per basic share), in the second quarter of 2013.

H1 2014: Revenues for the first half of 2014 increased by 20% to $36.9 million from $30.7 million in the first half of 2013.

On a GAAP basis, operating income for the period increased by 25% to $8.5 million compared with $6.8 million in the first six months of 2013. Net income increased by 15% to $7.4 million, or $1.00 per diluted share ($1.03 per basic share), compared with $6.4 million, or $0.89 per diluted share ($0.90 per basic share), in the first half of 2013.

On a non-GAAP basis (as described and reconciled below), operating income for the period increased by 27% to $9.0 million compared with $7.1 million in the first six months of 2013. Net income increased by 17% to $7.9 million, or $1.07 per diluted share ($1.10 per basic share), compared with $6.7 million, or $0.93 per diluted share ($0.95 per basic share), in the first six months of 2013.

Comments of Management

Commenting on the results, Shaike Orbach, President and CEO, said, “We have reported solid year-over-year growth for both the quarter and the first half of 2014, however softer demand in Q2 resulted in a 6% sequential revenue decline compared with the first quarter of 2014. While these challenges may remain with us for the short term, we continue to believe in the long-term power of our growth engines: especially our more than 100 existing customers, many of whom are industry leaders, our proven portfolio of mission-critical products, and our impressive roadmap of innovative new product lines that give us entry into high-potential new opportunities. As such, we continue implementing our proven strategy for building our business and pursuing our goals.”

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Conference Call

Silicom’s Management will host an interactive conference today, July 22nd, at 9am Eastern Time (6am Pacific Time, 4pm Israel Time) to review and discuss its second quarter 2014 results and guidance for the full year 2014.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, try the international dial-in number.

US: 1 888 668 9141

UK: 0 800-917-5108

ISRAEL: 03 918 0609

INTERNATIONAL:  +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the investor relations section of Silicom’s website.

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as amortization of intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	June 30,	December 31,
	2014	2013

Assets

Current assets
Cash and cash equivalents	$15,525	$12,997
Short-term bank deposits	-	3,000
Marketable securities	15,094	14,871
Accounts receivables: Trade, net	14,553	14,866
Accounts receivables: Other	1,690	2,460
Inventories	28,239	28,778
Deferred tax assets	506	274
Total current assets	75,607	77,246

Marketable securities	23,731	24,370
Assets held for employees’ severance benefits	1,584	1,543
Deferred tax assets	432	439
Property, plant and equipment, net	2,258	1,479
Intangible assets, net	147	180

Total assets	$103,759	$105,257

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$3,569	$6,814
Other accounts payable and accrued expenses	5,346	5,134
Total current liabilities	8,915	11,948

Liability for employees’ severance benefits	2,694	2,618

Total liabilities	11,609	14,566

Shareholders' equity
Ordinary shares and additional paid-in capital	39,914	38,647
Treasury shares	(38)	(38)
Retained earnings	52,274	52,082
Total shareholders' equity	92,150	90,691

Total liabilities and shareholders' equity	$103,759	$105,257

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2014	2013	2014	2013
Sales	$17,918	$15,715	$36,922	$30,745
Cost of sales	10,730	9,414	21,996	18,415
Gross profit	7,188	6,301	14,926	12,330

Research and development expenses	1,586	1,345	3,044	2,589
Selling and marketing expenses	1,082	864	2,062	1,713
General and administrative expenses	619	613	1,285	1,227
Total operating expenses	3,287	2,822	6,391	5,529

Operating income	3,901	3,479	8,535	6,801

Financial income, net	58	62	163	180
Income before income taxes	3,959	3,541	8,698	6,981
Income taxes	632	252	1,323	589
Net income	$3,327	$3,289	$7,375	$6,392

Basic income per ordinary share (US$)	$0.46	$0.46	$1.03	$0.90

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,183	7,115	7,179	7,089

Diluted income per ordinary share (US$)	$0.45	$0.45	$1.00	$0.89

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,337	7,263	7,340	7,218

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2014	2013	2014	2013

GAAP gross profit	$7,188	$6,301	$14,926	$12,330
(1) Share-based compensation (*)	35	26	59	51
Non-GAAP gross profit	$7,223	$6,327	$14,985	$12,381

GAAP operating income	$3,901	$3,479	$8,535	$6,801
(1) Share-based compensation (*)	339	167	467	332
(2) Amortization of intangible assets	16	-	33	-
Non-GAAP operating income	$4,256	$3,646	$9,035	$7,133

GAAP net income	$3,327	$3,289	$7,375	$6,392
(1) Share-based compensation (*)	339	167	467	332
(2) Amortization of intangible assets	16	-	33	-
Non-GAAP net income	$3,682	$3,456	$7,875	$6,724

GAAP basic income per ordinary share (US$)	$0.46	$0.46	$1.03	$0.90
(1) Share-based compensation (*)	0.05	0.03	0.07	0.05
(2) Amortization of intangible assets	-	-	-	-

Non-GAAP basic income per ordinary share (US$)	$0.51	$0.49	$1.10	$0.95

GAAP diluted income per ordinary share (US$)	$0.45	$0.45	$1.00	$0.89
(1) Share-based compensation (*)	0.05	0.03	0.07	0.04
(2) Amortization of intangible assets	-	-	-	-

Non-GAAP diluted income per ordinary share (US$)	$0.50	$0.48	$1.07	$0.93

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))